FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 29th July 2004

INTERIM DIVIDEND ANNOUNCEMENT

The Board of The “Shell” Transport and Trading Company, p.l.c. today announced an interim dividend for the year 2004 of 6.25p per Ordinary share. This represents an increase of 2.5% over the first 2003 interim dividend of 6.10p.

The interim dividend of 6.25p will be payable on September 15, 2004 to those members whose names are on the Register on August 13, 2004, and to holders of Bearer Warrants who surrender Coupon No.214. The shares become ex-dividend on August 11, 2004.

Taxation

Shareholders resident in the United Kingdom are entitled to a tax credit. This tax credit is only repayable in limited circumstances and for a transitional period. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of 6.25p is 0.694p per Ordinary share and the dividend and tax credit together amount to 6.944p.

July 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 29 July 2004